November 3, 1998


The Kingsley Coach, Inc
6510 South Acres
Houston, Texas 77048

Attention:     Ralph Dickenson
               Chairman of the Board of Directors and interim CEO

Re:       Letter of Intent for exchange of shares of Micro-Hydro
          Power, Inc., a Delaware corporation ("Micro-Hydro");
          The Kingsley Coach, Inc., a Texas corporation
          ("Kingsley"), and all of the stockholders of Kingsley
          (the "Kingsley Stockholders")

Dear Mr. Dickenson:

          This letter will confirm the following general terms upon which the Board of Directors of Micro-Hydro will adopt an Agreement and Plan of Reorganization (the "Plan") whereby Micro-Hydro will exchange post-split shares of its $0.00001 par value common voting stock for all of the outstanding securities of Kingsley, and whereby Kingsley will become a wholly-owned subsidiary of Micro-Hydro on completion of the Plan.

          We propose that a definitive agreement approved by our respective Boards of Directors be negotiated and executed and which will set forth in detail our intent, upon the following general terms and conditions.

          A.   The Exchange

           (i) Micro-Hydro shall issue 9,400,000 pre-split shares (see Section A(ii) below) or approximately ninety four percent (94% [see Section A(iii) below]) of its $0.00001 par value common voting stock in exchange for all of the issued and outstanding shares of Kingsley. All of the shares of Micro-Hydro to be issued to the Kingsley Stockholders shall be "unregistered" and "restricted" shares and shall be issued in accordance with and subject to applicable laws, rules and regulations, and, when issued for the consideration indicated, shall be deemed fully paid and non-assessable.

          (ii) Following the completion of the Plan, Micro-Hydro will reverse split its outstanding common stock on a basis of one for two (reducing the common outstanding shares [10,000,010 shares] to 5,000,005 shares), while retaining the current par value and authorized shares, with appropriate adjustments in the additional paid in capital and stated capital accounts of Micro-Hydro.

          (iii) Subject to the closing of the Plan and pursuant to a written compensation agreement with certain consultants engaged by Micro-Hydro and/or the executive officers and directors of Micro-Hydro, Micro-Hydro shall issue 300,000 pre-split shares of its common stock for non-capital raising services rendered, and which shares shall be registered with the Securities and Exchange Commission on Form S-8. As a result, Micro-Hydro will have 10,000,010 post-Plan pre-split outstanding shares of common stock.

          (iv) The exchange is intended to qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code.

          (v) A $175,000 credit shall be accorded Jenson Services, Inc., a Utah corporation and financial consulting firm ("Jenson Services"), toward the purchase of a "Kingsley Coach, for services rendered in connection with the Plan, and Jenson Services shall be required to provide the "Tractor" for the "Kingsley Coach." This credit is irrevocable, and is payable, subject to one condition, only, that being the closing of the Plan.

          B.   Definitive Agreement.

          The definitive agreement shall include, contain or provide:

           (i) Representations and Warranties. Customary and usual representations and warranties by the parties, and the principal executive officer of each of the parties shall certify these representations and warranties "to the best of his personal knowledge and information."

          (ii) Opinions of Counsel. For the delivery at closing of favorable opinions of counsel for the corporate parties with respect to customary and usual matters of law covered under similar plans and parties.

                (iii)    Financial and Other Information.

               (a) The examination and inspection of the books and records of each of the parties prior to closing; the delivery no later than at closing of customary schedules listing each party's material contracts; real and personal properties; pending, threatened and contemplated legal proceedings; employees; assets and liabilities, including contingencies and commitments; and other information reasonably requested;

               (b) Each of the parties to provide audited financial statements consisting of a balance sheet and a related statement of income for the period then ended which fairly present the financial condition of each as of their respective dates and for the periods involved, and such statements shall be prepared in accordance with generally accepted accounting principles consistently applied, on Closing, for such period or periods as shall be set forth in the definitive agreement; and

               (c) The financial statements of Micro-Hydro shall reflect no liabilities and no assets.

          (iv) Expenses. In the event of the termination of the exchange, Micro-Hydro, Kingsley and the Kingsley Stockholders will each bear their respective costs, and neither party shall have liability to any other party for any expense of any other party.

           (v) Conduct of Business of Micro-Hydro and Kingsley Pending Closing. Until consummation or termination of the exchange, Micro-Hydro and Kingsley will conduct business only in the ordinary course and none of the assets of Micro-Hydro or Kingsley shall be sold or disposed of except in the ordinary course of business or with the written consent of the other parties.

           (vi)     Other.

               (a)  Micro-Hydro, Kingsley and all of the Kingsley
                    Stockholders shall have received all permits, authorizations, regulatory approvals and third party consents necessary for the consummation of the exchange, and all applicable legal requirements shall have been satisfied;

               (b) The definitive agreement shall be executed as soon as practicable, and Micro-Hydro shall instruct its legal counsel to immediately prepare all necessary documentation upon the execution of this Letter of Intent;

               (c) The Boards of Directors of Micro-Hydro and Kingsley shall have approved the definitive agreement;

               (d) The Kingsley Stockholders owning not less than 100% of the outstanding securities of Kingsley shall have adopted, ratified and accepted the definitive agreement;

               (e) All notices or other information deemed required or necessary to be given to any of the parties shall be given at the following addresses:

                    Micro-Hydro:             5525 South 900 East, #110
                                             Salt Lake City, Utah 84117

                    Kingsley:                6510 South Acres
                                             Houston, Texas 77048

                    Kingsley Stockholders:   The addresses listed in the
                                             definitive agreement

               (f) The definitive agreement shall contain customary and usual indemnification and hold harmless provisions;

               (g) The transactions which are contemplated herein, to the extent permitted, shall be governed by and construed in accordance with the laws of the State of Delaware.

               (h) Each party and its agents, attorneys and representatives shall have full and free access to the properties, books and records of the other party (the confidentiality of which the investigating party agrees to retain) for purposes of conducting investigations of the other party;

               (i) The substance of any public announcement with respect to the exchange, other than notices required by law, shall be approved in advance by all parties or their duly authorized representatives;

               (j) The current Board of Directors and officers of Micro-Hydro shall resign at Closing, and be replaced by those designated by Kingsley and the Kingsley
                    Stockholders;

               (k) The pre-Plan stockholders of Micro-Hydro shall be protected against any reverse split that occurs in the reorganized Micro-Hydro for a period of three years following Closing, and in the event of any such reverse split, such stockholders shall be entitled to have the reorganized Micro-Hydro issue them additional shares to increase their respective stock holdings as though such reverse split had never been effected.

          Except as provided in paragraphs (iv), (v) and (vi)(i), this letter merely evidences the intention of the parties hereto and is not intended to be legally binding. The proposed agreement contemplated herein may be terminated by any of the parties at any time prior to the execution of the definitive agreement, which shall be controlling thereafter, and each of the parties agrees to hold the others harmless for any attorney's fees, accountant's fees, expenses or other damages which may be incurred by failure to consummate the contemplated exchange.

          C. Counterparts. This Letter of Intent may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

          If the foregoing correctly sets forth the substance of the understanding of the parties, please execute this letter in duplicate, retain one copy for your records, and return one to Leonard W. Burningham, at his address, which is Suite 405 Hermes Building, 455 East 500 South, Salt Lake City, Utah 84111.

                              Very truly yours,

                              MICRO-HYDRO POWER, INC.


                              By /s/ Thomas J. Howells
                              Vice President and Director
Accepted this 8th day of
November, 1998

THE KINGSLEY COACH, INC.

By /s/ Ralph Dickenson, Chairman & CEO